MAXIM SERIES FUND, INC.

8515 East Orchard Road

Greenwood Village, CO 80111

December 30, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Maxim Series Fund, Inc.
Post-Effective Amendment No. 108 to Registration Statement on Form N-1A
File Nos. 2-75503, 811-03364

Commissioners:

Filed herewith is post-effective amendment no. 108 (“Amendment No. 108”) to the above-referenced registration statement filed on behalf of Maxim Series Fund, Inc. (the “Fund”) pursuant to Rule 485(b) under the Securities Act of 1933 (the “1933 Act”).

Amendment No. 108 reflects changes in response to comments of the Commission staff (“Staff”) on post-effective amendment No. 106 (“Amendment No. 106”) to the Fund’s registration statement, filed pursuant to Rule 485(a)(2) under the 1933 Act on October 15, 2010, and makes other changes described below. Amendment No. 106 was filed, in part, to add a new share class for each portfolio of the Fund, except the Maxim Money Market Portfolio. With regard to certain portfolios of the Fund, addition of a new share class was subject to approval of amendments to and restatement of the Fund’s Articles of Incorporation. The Fund has not yet obtained that approval. Accordingly, Amendment No. 108 includes a new share class only for those portfolios that did not require amendments to and restatement of the Fund’s Articles of Incorporation.

I.  RESPONSES TO STAFF COMMENTS

Set forth below is each Staff comment on Amendment No. 106, communicated by telephone to the Fund’s outside counsel on December 16, 2010, by Mr. Jason Fox of the Commission’s Office of Insurance Products, followed by the Fund’s response. Capitalized terms not defined in this letter have the meanings given them in the prospectuses.

Securities and Exchange Commission

December 30, 2010

Comment No. 1

With regard to Maxim Ariel MidCap Value, Maxim Ariel Small-Cap Value, Maxim Small-Cap Growth, and T. Rowe Price MidCap Growth Portfolios, remove footnote 1 in the fee table. It is not required or permitted in the summary.

Response

Comment complied with by removing the referenced fee table footnote.

Comment No. 2

With regard to the Maxim Ariel MidCap Value, Maxim Ariel Small-Cap Value, and Maxim MFS International Value Portfolios, remove footnote 2 to the fee table. It is permitted, but not needed now.

Response

Comment complied with by removing the referenced fee table footnote.

Comment No. 3

With regard to the Maxim MidCap Value, add disclosure of over-the-counter strategy (in principal investment strategy section) to correspond to over-the-counter risk (in principal investment risk section). Alternatively, if over-the-counter securities are not a principal investment strategy, omit over-the-counter risk disclosure from the principal investment risk section.

Response

Comment complied with by removing the over-the-counter risk disclosure from the principal investment risk section.

Comment No. 4

With regard to the Maxim Putnam High Yield Bond Portfolio, Average Annual Total Return table, disclose why two indices are shown in the table. The broad base index should be the first index in the table. See Form N-1A, Item 4, Instruction 2(b).

Response

Securities and Exchange Commission

December 30, 2010

Comment complied with. As disclosed under the section entitled “Benchmark Index,” effective August 13, 2009, the Maxim Putnam High Yield Bond Portfolio “began benchmarking against the J.P. Morgan High Yield Developed Index, an unmanaged index of high yield fixed-income securities issued in developed countries, as the Sub-Adviser views the J.P. Morgan High Yield Developed Index as a more appropriate benchmark for the Portfolio based on its investment strategies.” The J.P. Morgan High Yield Development Index is listed first in the Average Annual Total Return table. A second benchmark index is shown because, as disclosed, between 2005 and August 13, 2009, the Maxim Putnam High Yield Bond Portfolio benchmarked against the Citigroup High Yield Market Index. The Fund may decide to drop the second benchmark index in its next annual update post-effective amendment.

Comment No. 5

With regard to the prospectuses for the Maxim SecureFoundation SM Portfolios, is the Guarantee referenced on the cover page a stand-alone contract (registered on Form S-1) or associated with a variable annuity? Clarify the cover page disclosure to the effect that the Guarantee is a stand-alone contract and not associated with a variable annuity.

Response

The Guarantee referenced on the cover page of each Maxim SecureFoundation SM Portfolio prospectus is registered on Form S-1 (file no. 333-169563) and is not part of a variable annuity. Comment complied with by revising the cover page prospectus disclosure for each Maxim SecureFoundation SM Portfolio (second paragraph, second and third sentences) to read: “If you purchase shares of the Portfolio, you are required to purchase a Guaranteed Lifetime Withdrawal Benefit (the “Guarantee”) provided under a fixed deferred annuity contract issued by GWL&A. The Guarantee provides guaranteed income for the life of a designated person(s), provided all conditions are met.”

II.  OTHER CHANGES MADE BY AMENDMENT

In addition to the changes referenced above, Amendment no. 108 makes several other changes, including the following:

—

removes prospectus and Statement of Information (“SAI”) disclosure relating to a matter requiring amendments to and restatement of the Fund’s Articles of Incorporation, which has not yet been approved by shareholders. In particular, the prospectuses and SAI filed with Amendment No. 106 included disclosure relating to the proposed addition of Class L shares for all portfolios except the Maxim Money Market Portfolio. This disclosure has been

Securities and Exchange Commission

December 30, 2010

removed in Amendment No. 108, except with respect to those portfolios for which shareholder approval of amended and restated Articles of Incorporation to add Class L was not required;

—	changes the name of the Maxim MSCI EAFE® Index Portfolio to the Maxim International Index Portfolio;

—

as discussed with the Staff, revises the prospectus disclosure for Maxim S&P MidCap 400® Index Portfolio and Maxim International Index Portfolio to change the investment objective and principal investment strategies from fundamental to non-fundamental;

—	adds a new footnote regarding estimated acquired fund fees and expenses; and

—	makes other clarifying and stylistic changes, including adding expense example numbers, all of which are non-material.

III.  “TANDY” REPRESENTATIONS

The Fund hereby acknowledges as follows:

—	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

—

Comments by the Commission Staff or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

—

The Fund may not assert Staff comments as a defense to any action initiated by the Commission under the federal securities laws of the United States, except to the extent otherwise legally permissible.

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Securities and Exchange Commission

December 30, 2010

Please direct any question or comment regarding Amendment No. 108 to me at (303) 737-4675, or to Ann Furman or Chip Lunde at Jorden Burt LLP, (202) 965-8130 and (202) 965-8139, respectively.

Very truly yours,

/s/ Ryan L. Logsdon

Ryan L. Logsdon

Assistant Vice President, Counsel & Secretary

Maxim Series Fund, Inc.

Enclosures

cc:	Mr. Jason Fox, Office of Insurance Products, Division of Investment Management
Ann B. Furman, Esq.
Chip Lunde, Esq.